

September 26, 2013

<u>Via E-mail</u>
Mr. Dennis N. Genty
Chief Financial Officer
Birner Dental Management Services, Inc.
1777 S. Harrison Street, Suite 1400
Denver, Colorado

 Re: **Birner Dental Management Services, Inc.**
 Form 10-K for the Year Ended December 31, 2012
 Filed April 1, 2013
 File No. 000-23367

Dear Mr. Genty:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ Rufus Decker for

 Tia L. Jenkins
 Senior Assistant Chief Accountant
 Office of Beverages, Apparel, and
 Mining